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                                                                      Exhibit 12



     INDEPENDENT AUDITORS' CONSENT

     We consent to the use in this Post Effective Amendment No. 13 to the Registration Statement No. 33-10954 of New England Variable Life Separate Account (the "Separate Account") of New England Life Insurance Company (the "Company") of our reports dated February 10, 1998 and February 17, 1998, on the financial statements of the Separate Account and the Company for the years ended December 31, 1997 and 1996 appearing in the Supplement (which expressed unqualified opinions and, with respect to the Company, includes an explanatory paragraph referring to the change in the basis of accounting and the change in corporate organization), which is part of such Registration Statement.

     We also consent to the reference to us under the heading "Experts" in such Supplement.



     DELOITTE & TOUCHE LLP
     Boston, Massachusetts
     April 28, 1998